FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of a paid advertisement to appear in the Hong Kong press on 4 February 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

Purchase of 11.31% of the capital of Banque Eurofin

- Connected Transaction

A subsidiary of HSBC Holdings plc has agreed to acquire 11.31% of the capital of Banque Eurofin S.A. for Euro 15.05 million (approximately HKD123 million)

CCF S.A. ("CCF"), a subsidiary of HSBC Holdings plc, has agreed to acquire 11.31% of the share capital of Banque Eurofin S.A. ("Eurofin") jointly-held by Jean and Odon Vallet. Eurofin is a private bank based in France whose main activities are fund and wealth management.

CCF Holding (Suisse) S.A. and CCF Banque Privée Internationale, subsidiaries of CCF, currently own 43.6% and 16.3% respectively of the share capital of Eurofin. This acquisition will increase CCF's interest in Eurofin from 59.9% to 71.21%. The acquisition price will be €78  (approximately HKD638) per share.

Mr Odon Vallet is a Director of Eurofin.

As the total consideration amount is within the de-minimis exemption in respect of connected transactions under Rule 14.25(1) of the Listing Rules, details of the purchase of 11.31% of the share capital of Eurofin will be included in the Company’s next published annual report and accounts in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Agreement date: 20 January 2003

Completion date:Completion is subject to the approval of French Banking Regulatory Authorities which is expected before the end of May 2003

Vendors: Jean and Odon Vallet. Odon Vallet is also a Director of Banque Eurofin

Purchaser: CCF S.A. – a subsidiary of HSBC Holdings plc

Assets to be acquired: 11.31% of the share capital of Banque Eurofin

Consideration: €15.05 million  (approximately HKD123 million) payable in cash. This was negotiated on an arms-length basis, based on earnings and funds under management of Banque Eurofin

Payment terms: Payment will be made in cash on completion

For and on behalf of

HSBC Holdings plc

R G Barber

Group Company Secretary

4 February 2003

HSBC Holdings plc

Incorporated in England with limited liablility. Registered in England : number 617987

Registered Office and Group Head Office : 8 Canada Square, London E14 5HQ, United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                            Date: February 3, 2003